UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                             C&D TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    124661109
                                 (CUSIP Number)

                                 MICHAEL H. KALB
                           SUN CAPITAL SECURITIES, LLC
                       5200 TOWN CENTER CIRCLE, SUITE 470
                            BOCA RATON, FLORIDA 33486
                                 (561) 394-0550
                                 (Name, Address
                         and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                -with a copy to-

                            CLIFFORD E. NEIMETH, ESQ.
                             GREENBERG TRAURIG, LLP
                              THE METLIFE BUILDING
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 801-9200

                                FEBRUARY 1, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        SCSF Equities, LLC                                     20-2978626
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)
                                                               (a) [_]
                                                               (b) [X]
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)           [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
               NUMBER OF             7.    SOLE VOTING POWER
                SHARES                     -0-  (See Item 5)
             BENEFICIALLY       -----------------------------------------------
             OWNED BY                8.    SHARED VOTING POWER
            EACH REPORTING                 3,123,834 (See Item 5)
                PERSON          -----------------------------------------------
                 WITH                9.    SOLE DISPOSITIVE POWER
                                           -0-  (See Item 5)
                                -----------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER
                                           3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)              [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Sun Capital Securities Offshore Fund, Ltd.             20-4202392
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)
                                                               (a) [_]
                                                               (b) [X]
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)           [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
-------------------------------------------------------------------------------
               NUMBER OF             7.    SOLE VOTING POWER
                SHARES                     -0-  (See Item 5)
             BENEFICIALLY       -----------------------------------------------
             OWNED BY                8.    SHARED VOTING POWER
            EACH REPORTING                 3,123,834 (See Item 5)
                PERSON          -----------------------------------------------
                 WITH                9.    SOLE DISPOSITIVE POWER
                                           -0-  (See Item 5)
                                -----------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER
                                           3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)              [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Sun Capital Securities Fund, LP                        20-0768577
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)
                                                               (a) [_]
                                                               (b) [X]
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)           [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
               NUMBER OF             7.    SOLE VOTING POWER
                SHARES                     -0-  (See Item 5)
             BENEFICIALLY       -----------------------------------------------
             OWNED BY                8.    SHARED VOTING POWER
            EACH REPORTING                 3,123,834 (See Item 5)
                PERSON          -----------------------------------------------
                 WITH                9.    SOLE DISPOSITIVE POWER
                                           -0-  (See Item 5)
                                -----------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER
                                           3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)              [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Sun Capital Securities Advisors, LP                    20-0768517
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)
                                                               (a) [_]
                                                               (b) [X]
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)           [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
               NUMBER OF             7.    SOLE VOTING POWER
                SHARES                     -0-  (See Item 5)
             BENEFICIALLY       -----------------------------------------------
             OWNED BY                8.    SHARED VOTING POWER
            EACH REPORTING                 3,123,834 (See Item 5)
                PERSON          -----------------------------------------------
                 WITH                9.    SOLE DISPOSITIVE POWER
                                           -0-  (See Item 5)
                                -----------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER
                                           3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)              [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Sun Capital Securities, LLC                            20-0768441
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)
                                                               (a) [_]
                                                               (b) [X]
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)           [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
               NUMBER OF             7.    SOLE VOTING POWER
                SHARES                     -0-  (See Item 5)
             BENEFICIALLY       -----------------------------------------------
             OWNED BY                8.    SHARED VOTING POWER
            EACH REPORTING                 3,123,834 (See Item 5)
                PERSON          -----------------------------------------------
                 WITH                9.    SOLE DISPOSITIVE POWER
                                           -0-  (See Item 5)
                                -----------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER
                                           3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)              [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Marc J. Leder
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)
                                                               (a) [_]
                                                               (b) [X]
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)           [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
               NUMBER OF             7.    SOLE VOTING POWER
                SHARES                     -0-  (See Item 5)
             BENEFICIALLY       -----------------------------------------------
             OWNED BY                8.    SHARED VOTING POWER
            EACH REPORTING                 3,123,834 (See Item 5)
                PERSON          -----------------------------------------------
                 WITH                9.    SOLE DISPOSITIVE POWER
                                           -0-  (See Item 5)
                                -----------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER
                                           3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)              [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Rodger R. Krouse
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)
                                                               (a) [_]
                                                               (b) [X]
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)           [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
               NUMBER OF             7.    SOLE VOTING POWER
                SHARES                     -0-  (See Item 5)
             BENEFICIALLY       -----------------------------------------------
             OWNED BY                8.    SHARED VOTING POWER
            EACH REPORTING                 3,123,834 (See Item 5)
                PERSON          -----------------------------------------------
                 WITH                9.    SOLE DISPOSITIVE POWER
                                           -0-  (See Item 5)
                                -----------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER
                                           3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)              [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        IN
-------------------------------------------------------------------------------

         This Amendment No. 4 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger
R. Krouse (collectively, the "Reporting Persons"), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on November 7, 2006, as heretofore amended by Amendments No. 1, 2 and 3 thereto (as heretofore and hereby amended, the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share, of C&D Technologies, Inc., a Delaware corporation (the "Issuer").

         Items 2, 4 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the
Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission ("Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): SCSF Equities, LLC, a Delaware limited liability company ("SCSF Equities"), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation ("Sun Offshore Fund"), Sun Capital Securities Fund, LP, a Delaware limited partnership ("Sun Securities Fund"), Sun Capital Securities Advisors, LP, a Delaware limited partnership ("Sun Advisors"), Sun Capital Securities, LLC, a Delaware limited liability company ("Sun Capital Securities"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse"). Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities. Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of them being the only two directors of Sun Offshore Fund. Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities. SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Leder and Krouse are collectively referred to as the "Reporting Persons."

         The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

         SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors and Sun Capital Securities are each principally engaged in making investments. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

         During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

ITEM 4.    PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         On February 1, 2007, the Issuer's Board of Directors (the "Board"), upon the recommendation of the Nominating/Corporate Governance Committee of the Board (the "Nominating Committee"), unanimously appointed Mr. Michael H. Kalb, a Vice President of SCSF Equities, LLC, to the Board. Mr. Kalb was also appointed to serve on the Nominating Committee.

         The Issuer and certain of the Reporting Persons have entered into an Agreement dated as of February 1, 2007 (the "Agreement"). In accordance therewith, the Issuer upon the unanimous recommendations of the Nominating Committee and the Board agreed, among other things, to nominate Mr. Kalb (the "Reporting Persons' Designee") for election at the Issuer's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting") as a director of the Issuer, to recommend that the Issuer's stockholders vote to elect the Reporting Persons' Designee at the 2007 Annual Meeting, and to solicit proxies for the election of the Reporting Persons' Designee for use at the 2007 Annual Meeting.

         The Reporting Persons agreed to cause all shares of Common Stock beneficially owned by them to be present in person or represented by proxy at the 2007 Annual Meeting and to be voted by them at the 2007 Annual Meeting for the election of each of the Issuer's director nominees (including the Reporting Persons' Designee) and against any stockholder nominations for the election at the 2007 Annual Meeting of directors that are not recommended and approved by the Board.

         The Agreement is filed herewith as Exhibit C and the complete text thereof is incorporated in this Item 4 in its entirety.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following:

              Exhibit A    Joint Filing Agreement, dated February 2, 2007, by
                           and among each of the Reporting Persons.

              Exhibit B    Limited Power of Attorney, dated June 29, 2006, by
                           and among the Reporting Persons (incorporated herein by reference to Exhibit C to Amendment No. 1 to the
                           Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 18, 2006).

              Exhibit C    Agreement, dated as of February 1, 2007, by and
                           among the Issuer and certain of the Reporting
                           Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2007       SCSF EQUITIES, LLC

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Director

                               SUN CAPITAL SECURITIES FUND, LP

                               By:   Sun Capital Securities Advisors, LP
                               Its:  General Partner

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES ADVISORS, LP

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES, LLC

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               *
                               ------------------------------------------------
                               Marc J. Leder


                               *
                               ------------------------------------------------
                               Rodger R. Krouse

         The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated:      February 2, 2007         *By: /s/ Michael H. Kalb  Attorney in Fact
                                          -------------------------------------
                                          Michael H. Kalb

                                    EXHIBIT A
                       SCHEDULE 13D JOINT FILING AGREEMENT

         In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file this amendment to the Schedule 13D to which this joint filing agreement is attached, and any and all future amendments to the Schedule 13D, and have duly executed this joint filing agreement as of the date set forth below.


Dated:  February 2, 2007       SCSF EQUITIES, LLC

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Director

                               SUN CAPITAL SECURITIES FUND, LP

                               By:   Sun Capital Securities Advisors, LP
                               Its:  General Partner

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES ADVISORS, LP

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SUN CAPITAL SECURITIES, LLC

                               By:*
                                  --------------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               *
                               ------------------------------------------------
                               Marc J. Leder


                               *
                               ------------------------------------------------
                               Rodger R. Krouse




         The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated:      February 2, 2007          By: /s/ Michael H. Kalb  Attorney in Fact
                                              ---------------------------------
                                              Michael H. Kalb

                                    EXHIBIT C

                                    AGREEMENT

         This Agreement (this "AGREEMENT") is made and entered into as of this 1st day of February, 2007, by and among C&D Technologies, Inc., a Delaware corporation (the "COMPANY"), SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, and Rodger R. Krouse (collectively, the "SUN PARTIES").

                                    RECITALS

         WHEREAS, each of the Sun Parties is the Beneficial Owner of the shares of common stock, par value $0.01 per share ("COMMON STOCK"), of the Company set forth in the Statement on Schedule 13D, initially filed jointly by the Sun Parties with the Securities and Exchange Commission (the "SEC") on November 7, 2006 (as amended through the date hereof, the "SCHEDULE 13D"), which shares represent approximately 12.2% of the outstanding shares of Common Stock (the term "BENEFICIAL OWNER" as used in this Agreement having the meaning ascribed to such term in Rule 13(d)(3) under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"));

         WHEREAS, the Board of Directors of the Company (the "BOARD") is committed to maintaining high standards of corporate governance and identifying and attracting highly qualified individuals with appropriate experience, skill sets, business acumen and diversity to become members of the Board and, in furtherance thereof, the Board (upon the unanimous recommendation of the Nominating/Corporate Governance Committee of the Board (the "NOMINATING COMMITTEE")) has unanimously determined that it is in the best interests of the Company and the holders of Common Stock to appoint a designee of the Sun Parties to the Board effective immediately; and

         WHEREAS, the Sun Parties and the Company are entering into this Agreement to set forth the terms upon which (i) the Sun Parties have the right to designate and have appointed to the Board on the date hereof one member of the Board, (ii) the Board will nominate such designee, together with each of the other Board nominees, for election to the Board at the Company's 2007 Annual Meeting of Stockholders, include information concerning such designee, together with the other Board nominees, in the Company's proxy materials and solicit proxies for the election of such nominees, and (iii) the Sun Parties will agree to vote, in their capacities as holders of Company Common Stock, for the election of each of the Board's nominees at the 2007 Annual Meeting of Stockholders of the Company.

         NOW, THEREFORE, in consideration of the premises and mutual promises herein made, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Sun Parties hereby agree as follows:

         1. Board Representation. In accordance with the Company's Restated Certificate of Incorporation (the "CHARTER"), Amended and Restated Bylaws (the "BYLAWS"), Corporate Governance Guidelines (the "CORPORATE GOVERNANCE GUIDELINES") and Nominating Committee Charter (the "NOMINATING COMMITTEE CHARTER"), concurrently with and effective upon the execution and delivery of this Agreement, the Board unanimously is adopting resolutions upon the recommendation of the Nominating Committee providing that: (i) the size of the Board shall be increased by one seat and shall be fixed at 10 directors; (ii) Michael H. Kalb or another person designated by the Sun Parties and reasonably acceptable to the Board (the "SUN DESIGNEE") shall be appointed as a director of the Company effective immediately to fill the newly-created directorship (and vacancy) resulting from such increase in the size of the Board; and (iii) the Sun Designee shall be appointed to serve as a member of the Nominating Committee. The Company shall take all actions necessary or appropriate to cause each of the foregoing to occur immediately upon the execution and delivery of this Agreement. As promptly as reasonably practicable after the date hereof, the Sun Parties shall provide the Company with all such information as the Company shall reasonably request, including, without limitation, all information about the Sun Designee as would be required (including under Schedule 14A, Regulation 14A and Regulation S-K promulgated under the Securities Act of 1933, as amended, and the Exchange Act (collectively, the "PROXY RULES")) to be included in a proxy statement with respect to the nomination and election of directors.

         2. Sun Designee Nomination for Election as Director at 2007 Annual Meeting. In accordance with the Charter, the Bylaws, the Corporate Governance Guidelines and the Nominating Committee Charter, the Company, the Nominating Committee and the Board shall take all such actions as may be necessary or appropriate to: (i) nominate the Sun Designee for election as a director of the Company at the Company's 2007 Annual Meeting of Stockholders of the Company (the "2007 ANNUAL MEETING"); (ii) recommend that the Company's stockholders vote to elect the Sun Designee as a director of the Company at the 2007 Annual Meeting;
(iii) include all required information concerning the Sun Designee under the Proxy Rules, together with the other Board nominees, in the Company's proxy materials to be disseminated to holders of Common Stock in connection with the 2007 Annual Meeting; (iv) solicit proxies for the election of the Sun Designee as a director of the Company at the 2007 Annual Meeting; and (v) if elected at the 2007 Annual Meeting, cause the Sun Designee to be maintained as a director of the Company for the full term for which the Sun Designee was so elected (the "TERM") or until his successor is elected and qualified. In the event that a vacancy is created on the Board at any time prior to the 2008 Annual Meeting by the death, disability, retirement or resignation of the Sun Designee, the Sun Parties, the Company, the Nominating Committee and the Board shall take all such actions as necessary or appropriate to result in the prompt appointment to the Board and the Nominating Committee, to serve thereon for the Term or until his successor is elected and qualified, of a new individual designated by the Sun Parties.

         3. Voting for Board Nominees and Sun Designee at Annual Meeting. At the 2007 Annual Meeting, the Sun Parties shall cause all of the shares of Common Stock beneficially owned by them to be present in person or represented by proxy at the 2007 Annual Meeting for quorum purposes and to be voted at the 2007 Annual Meeting (i) for the election (or re-election) of each of the Company's existing directors, provided they are nominated by the Nominating Committee and the Board, (ii) for the election of the Sun Designee, and (iii) against any stockholder nominations for election as director that are not recommended and approved by the Board.

         4. Compensation. The Sun Designee shall be compensated for his service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company are compensated and shall be eligible to be granted stock options (or other stock-based compensation) on the same basis as all other non-employee directors of the Company; provided that the Company, in whole or in part, may prohibit the exercise and/or cause the divestiture by the Sun Designee of any stock options granted to the Sun Designee (and, in whole or in part, may prohibit the receipt and/or cause the divestiture by the Sun Designee of other stock-based compensation) if such exercise (or receipt) would result in any person or persons inadvertently becoming an "Acquiring Person," as defined in the Rights Agreement dated as of February 22, 2000, between the Company and Mellon Investor Services, LLC, as amended (the "RIGHTS AGREEMENT"). In the event the Company prohibits the exercise or causes the divestiture by the Sun Designee of any stock options granted to the Sun Designee as contemplated in the proviso to the immediately preceding sentence, in lieu of any such stock option, the Company shall grant to the Sun Designee a stock appreciation (or equivalent) right ("SAR") that is settled only in cash, with the base price of the SAR to be equivalent to the exercise price that would otherwise have been applicable if a stock option were granted, and that otherwise has terms as similar as reasonably practicable to terms that would have applied if an option were granted and, if the Company provides other stock-based compensation to its non-employee directors the receipt of which by the Sun Designee is prohibited by the Company in accordance with the proviso to the immediately preceding sentence, the Company shall provide to the Sun Designee, in lieu thereof, phantom stock or other stock units that are settled only in cash and that otherwise have terms as similar as reasonably practicable to terms applicable to such stock-based compensation.

         5. Stockholder Capacity; Corporate Opportunity. The Sun Parties are executing this Agreement solely in their capacity as the Beneficial Owner of the shares of Common Stock set forth in the Statement on Schedule 13D, and nothing in this Agreement shall limit or restrict any partner, member, director, officer, employee or affiliate (as such term is defined in Rule 12b-2 under the Exchange Act) of any of the Sun Parties who is or becomes during the term hereof a member of the Board from acting, omitting to act or refraining from taking any action, solely in such person's capacity as a member of the Board consistent with his or her fiduciary duties in such capacity as required by applicable law.

         The Company hereby acknowledges that the Sun Parties maintain current (and in the future may make) investments in and manage portfolio companies that have lines of business and that operate in markets and industries similar to the Company's line of business and the markets and industries in which the Company operates and competes. The Company accordingly hereby further acknowledges that partners, members, officers, directors, principals, associates, agents, representatives, advisors and employees of the Sun Entities (each, a "SUN REPRESENTATIVE") may become privy to information, proposed business transactions, and strategic and financial opportunities which may be relevant to the business, results of operations and financial condition of the Company and in which the Company otherwise might have (or be deemed to have) an interest in pursuing or an expectancy (an "OPPORTUNITY"). To the extent that any Opportunity is made known or presented to a Sun Representative, there shall be no duty or obligation on the part of any Sun Representative to, directly or indirectly, notify the Company, management or the Board or any affiliate thereof (as such term is defined in Rule 12b-2 under the Exchange Act) regarding such Opportunity or to present the same to the Company, management or the Board; provided, however, that nothing herein is intended or shall operate to delimit, qualify or otherwise circumscribe any fiduciary duty of any Sun Designee as a director of the Company.

         6. Confidential Information. The Company and the Sun Parties acknowledge their obligations under applicable law in connection with the Sun Designee's membership on the Board and the Nominating Committee as contemplated by this Agreement, including, without limitation, their respective obligations under the Exchange Act and Regulation FD thereunder, and the Sun Parties agree to maintain any material non-public information relating to the Company that they may possess in confidence, until such time as such information is no longer material and non-public.

         7. Representations and Warranties of the Company. The Company hereby represents and warrants to the Sun Parties as follows:

                  (a) The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

                  (b) This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

                  (c) The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it or (ii) result in any breach or violation of any of its organizational documents.

         8. Representations and Warranties of the Sun Parties. The Sun Parties hereby represent and warrant to the Company as follows:

                  (a) If such member of the Sun Parties is an individual, he has the capacity to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. If such member of the Sun Parties is an entity, it has the entity power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

                  (b) This Agreement has been duly and validly authorized, executed, and delivered by such member of the Sun Parties, constitutes a valid and binding obligation and agreement of such member, and is enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

                  (c) The execution, delivery and performance of this Agreement by each member of the Sun Parties does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it or
(ii) in the case of the Sun Parties who are not natural persons result in any breach or violation of any of its organizational documents.

         9. Miscellaneous.

         (a) This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. Any waiver shall be effective only in the specific instance and for the specific purpose for which the waiver is given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

         (b) All notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt by the recipient, or (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered addressed to the parties (and shall be deemed delivered only if delivered by one of the means described in the immediately preceding sentence) at the following addresses (or at such other address for a party as shall be specified by notice hereunder):

                  if to the Sun Parties, to:

                  Sun Capital Securities, LLC
                  5200 Town Center Circle, Suite 470
                  Boca Raton, Florida 33486
                  Attention:        Michael H. Kalb
                                    C. Deryl Couch
                  Facsimile:       (561) 394-0540

                  with a copy (which shall not constitute notice pursuant to this Section 9(b)) to:

                  Greenberg Traurig, LLP
                  The MetLife Building
                  200 Park Avenue
                  New York, NY 10166
                  Attention: Clifford E. Neimeth, Esq.
                  Facsimile: (212) 801-6400

                  if to the Company, to:

                  C&D Technologies, Inc.
                  1400 Union Meeting Road
                  Blue Bell, Pennsylvania 19422
                  Attention:        James D. Dee
                  Facsimile:        (215) 619-7840

                  with a copy (which shall not constitute notice pursuant to this Section 9(b)) to:

                  Duane Morris LLP
                  30 South 17th Street
                  Philadelphia, PA 19103
                  Attention: John W. Kauffman, Esq.
                  Facsimile: (215) 979-1020

         (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "hereto", "hereby", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words "date hereof' shall refer to the date of this Agreement. The term "or" is not exclusive.

         (d) This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. Each party need not sign the same counterpart.

         (e) This Agreement (i) constitutes the entire agreement and supersedes all prior agreements, understandings and negotiations, both written and oral, among the parties hereto with respect to the subject matter of this Agreement and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies.

         (f) This Agreement shall be governed by, and construed in accordance with, the internal procedural and substantive laws of the State of Delaware, applicable to instruments and agreements made and performed entirely in such state and without regard to the conflicts of law principles of such state.

         (g) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in any state court in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto hereby agrees that any claim, suit, action or other proceeding, directly or indirectly, arising out of, under or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware or the United States Federal District Court for the State of Delaware (and each agrees that no such claim, action, suit or other proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such courts), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of such courts in any such claim, suit, action or other proceeding and irrevocably and unconditionally waive (and agree not to plead or claim) the defense of an inconvenient forum to the maintenance of any such claim, suit, action or other proceeding. The parties hereto hereby agree that a final judgment in any such claim, suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

         (h) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any Sun Party, on the one hand, without the prior written consent of the Company nor by the Company, on the other hand, without the prior written consent of the Sun Parties, and any assignment without such consent shall be null and void, except that the Sun Parties may assign their rights hereunder to any affiliate (as such term is defined in Rule 12b-2 under the Exchange Act) to whom any such entity transfers shares of Common Stock, provided that in such case, such affiliate agrees to be bound by the terms and conditions of this Agreement. Any purported assignment in violation of this Section 9(h) shall be void. Subject to the preceding sentences of this Section 9(h), this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective heirs, personal representatives, successors and assigns.

         (i) Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement.

         (j) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first above written.

                                            THE COMPANY:

                                            C&D TECHNOLOGIES, INC.

                                            By: /s/ Jeffrey A. Graves
                                               ----------------------------
                                            Name:  Jeffrey A. Graves
                                            Title: President & Chief Executive Officer


                                            THE SUN PARTIES:

                                            SCSF EQUITIES, LLC

                                            By:/s/Rodger R. Krouse
                                               ---------------------------
                                            Name: Rodger R. Krouse
                                            Its:  Co-CEO

                                            SUN CAPITAL SECURITIES OFFSHORE
                                            FUND, LTD.

                                            By:/s/Rodger R. Krouse
                                               ---------------------------
                                            Name: Rodger R. Krouse
                                            Its:  Director

                                            SUN CAPITAL SECURITIES FUND, LP

                                            By:  Sun Capital Securities Advisors, LP
                                            Its: General Partner

                                            By:  Sun Capital Securities, LLC
                                            Its: General Partner

                                            By:/s/Rodger R. Krouse
                                               ---------------------------
                                            Name: Rodger R. Krouse
                                            Its:  Co-CEO

                                            SUN CAPITAL SECURITIES ADVISORS, LP

                                            By:  Sun Capital Securities, LLC
                                            Its: General Partner

                                            By:/s/Rodger R. Krouse
                                               ---------------------------
                                            Name: Rodger R. Krouse
                                            Its:  Co-CEO

                                            SUN CAPITAL SECURITIES, LLC.

                                            By:/s/Rodger R. Krouse
                                               ---------------------------
                                            Name: Rodger R. Krouse
                                            Its:  Co-CEO


                                            /s/Rodger R. Krouse
                                               ---------------------------
                                               Rodger R. Krouse
